Exhibit 99.1

GRAVITY REPORTS CONSOLIDATED FINANCIAL RESULTS FOR 2019

Seoul, South Korea, March 31, 2020- GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online and mobile game developer and publisher based in South Korea, announces its consolidated financial results for the fiscal year ended December 31, 2019, prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues

Revenues for 2019 were KRW 360,967 million (US$ 312,401 thousand), representing a 25.9% increase from KRW 286,770 million for 2018.

Subscription revenue increased by 18.7% to KRW 30,751 million (US$ 26,613 thousand) in 2019 from KRW 25,897 million in 2018. The increase in subscription revenue was mostly increased revenues from Ragnarok Online and Ragnarok Prequel II in Taiwan.

Royalties and licensing fees revenue for 2019 was KRW 11,571 million (US$ 10,014 thousand), representing a 14.6% decrease from KRW 13,556 million for 2018. This decrease primarily resulted from decreased revenues from Ragnarok Online in Thailand and Brazil.

Mobile game revenue for 2019 was KRW 301,903 million (US$ 261,284 thousand), representing a 26.1% increase from KRW 239,489 million for 2018. This increase was mainly due to the launch of Ragnarok M: Eternal Love in Southeast Asia on October 31, 2018, the launch of the game in North America, South America, and Oceania on January 9, 2019, the launch of the game in Japan on June 5, 2019, the launch of the game in Europe on October 16, 2019 and such increase was partially offset by decreased revenues from Ragnarok M: Eternal Love in Taiwan and Korea.

Other revenue was KRW 16,742 million (US$ 14,490 thousand) in 2019, representing a 113.9% increase from KRW 7,828 million in 2018.

Cost of revenues was KRW 265,788 million (US$ 230,028 thousand) in 2019, representing a 26.5% increase from KRW 210,044 million in 2018. The increase in cost of revenues was mainly due to increased commission paid related to game services for Ragnarok M: Eternal Love.

As a result of the foregoing factors, gross profit for 2019 was KRW 95,179 million (US$ 82,373 thousand), representing a 24.1% increase from KRW 76,726 million for 2018.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A increased 8.3% to KRW 46,376 million (US$ 40,136 thousand) in 2019 compared with KRW 42,837 million in 2018. This increase in SG&A was mostly attributable to increased salaries, commission paid and research and development expenses.

Based on the foregoing factors, the Company recorded an operating income of KRW 48,803 million (US$ 42,237 thousand) in 2019, compared to an operating income of KRW 33,889 million in 2018.

Non-operating Income and Non-operating Expenses

Non-operating income for 2019 was KRW 2,454 million (US$ 2,123 thousand) compared with non-operating income KRW 550 million in 2018. This increase in non-operating income was primarily due to increased gains on foreign currency transaction and interest income.

Profit before income tax for 2019 was KRW 51,257 million (US$ 44,360 thousand), compared with profit before income tax of KRW 34,439 million in 2018.

Gravity recorded a net profit of KRW 39,730 million (US$ 34,385 thousand) in 2019 compared with a net profit of KRW 31,386 million in 2018.

The balance of cash and cash equivalents and short-term financial instruments was KRW 118,928 million (US$ 102,927 thousand) as of December 31, 2019.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,155.46 to US$1.00, the noon buying rate in effect on December 31, 2019 as quoted by the Federal Reserve Bank of New York.